EXHIBIT 99.1

Coastal.com to Release Q1, 2013 Financial Results on March 11, 2013

VANCOUVER, British Columbia, March 5, 2013 (GLOBE NEWSWIRE) -- Coastal.com (Nasdaq:COA) (TSX:COA), the leading online provider of eyewear, issued notice today that it will release its fiscal 2013 first quarter financial results for the period ending January 31, 2013 on Monday, March 11, 2013 at 1:00pm ET. Coastal will host a conference call to review the financial results and company operations at 4:30pm ET the same day. Participating in the call will be Roger Hardy, Founder and CEO, Gary Collins, President and Nick Bozikis, CFO.

To attend the call participants may dial:

North American Toll Free	1-888-892-3255

A replay of the call will be available for 7 days. To access the replay listeners may dial:

Local/International	1-800-937-6305
Passcode	775415

To listen live via your PC, log in to http://ifx.mercuri.ca?pc=6866663

About Coastal.com

Coastal.com is one of the largest online retailers of vision care products in the world. Coastal empowers customers to easily browse, try on and buy eyewear—saving time, money and sanity. With every pair of qualifying frames purchased, Coastal donates a pair to someone in need through its Change the View project. Founded in 2000, Coastal designs, produces and distributes the largest selection of glasses and contact lenses on the Internet, including a unique combination of designer glasses, contact lenses, sunglasses, and vision care accessories. Coastal serves customers in more than 150 countries through the Coastal Contacts family of websites including: Coastal.com, ClearlyContacts.ca, Lensway.com, Lensway.co.uk, Lensway.se, Lensway.com.br, ClearlyContacts.com.au, ClearlyContacts.co.nz, Contactsan.com, and Coastallens.com.

CONTACT: Terry Vanderkruyk
         Vice President, Corporate Development
         Coastal.com
         604.676.4498
         terryv@coastal.com

         Liolios Group Inc.
         Scott Liolios or Cody Slach
         949.574.3860
         COA@liolios.com